Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: December 19, 2021

British van charging company EO started in pig shed to list on Nasdaq

Robert Lea, Industrial Editor

20 December 2021

thetimes.co.uk

An electric vehicle charging company set up in a former pig shed in Suffolk six years ago is about to hitch a ride on the “blank-cheque” listing wave in the United States and come to market in the new year with a valuation of about $675 million.

The journey from Stowmarket to the stock market has been accelerated by EO Charging becoming an exclusive provider of depot-based recharging points and maintenance services to the burgeoning electric van fleet of Amazon, the retail and delivery group.

The Nasdaq debut of EO will add Charlie Jardine, 30, its Tesla-driving founder and chief executive, to the list of Britain’s wealthiest young technology entrepreneurs. He and his backers are in line to share a $425 million stake in the company.

At present EO Charging turns over only £15 million a year and employs 180 people designing, manufacturing and installing charging points for fleet users, developing and managing the software that operates them and providing the back-up services to keep them running. It has 60,000 installed points mainly in the UK, Ireland and Scandinavia, 5,000 of which are with Amazon around Europe.

It has won similar contracts for the electric fleets of DHL and Tesco and is going into the increasingly electrified garages of Go-Ahead, London’s largest bus operator.

The company aims to raise $150 million through its reversal into the Nasdaq-quoted First Reserve Sustainable Growth Corp, a private equity-backed special purpose acquisition company, or SPAC, also called a blank-cheque company or what used to be known in London as a shell company.

It will use the money to more than double its workforce and to expand into Germany, Spain and America to continue its record of tripling revenues every two years. “The electric vehicle market is growing at 300 per cent a year and we are in a ten to twenty-year shift to electric vehicles,” said Jardine, who used to work for Pod Point, a UK-listed charging rival valued at £370 million, after studying at Leeds University.

“Some charging companies have concentrated on the home or street charging market or public charging in filling stations. We are focused on the fleet market. We are in the right place at the right time.”

The float will make a fortune for Jardine and his main backers — his father John Jardine, 60, a Suffolk farmer who made his money in mulching and compost, and Zouk Capital, a Knightsbridge private equity firm. When shares in the business start trading in January or February, existing shareholders are set to retain 63 per cent of the stock.

EO, which originally was called Electricity Online, joins other British zero emission-related start-ups going down the American SPAC route, including Arrival, the Banbury-based electric van and bus manufacturer, and Vertical Aerospace Group, the Bristol-based flying taxi firm. EO said that it had decided on a SPAC because of the speed at which it could list and raise money compared with an initial public offering in London, and because having a profile in the United States would open doors to expand in America.

Forward Looking Statements

The information in this transcript includes “forward-looking statements”. All statements, other than statements of present or historical fact included in this transcript, regarding the proposed business combination between First Reserve Sustainable Growth Corp. (“FRSG”), Juuce Limited (the “Company”) and EO Charging (“EO”), each of such parties’ ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this transcript, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward- looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, FRSG, the Company and EO disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this transcript. FRSG, the Company and EO caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of any of FRSG, the Company or EO. In addition, FRSG, the Company and EO caution you that the forward-looking statements contained in this transcript are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, FRSG Merger Sub Inc., EO and the Company, and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, the Company, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or the Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s and EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of the Company to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to the Company, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of the risks or uncertainties described in this transcript, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended June 30, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders

In connection with the proposed business combination, a registration statement on Form F 4 that includes a preliminary proxy statement/prospectus has been filed by EO with the SEC. After the registration statement is declared effective, the definitive proxy statement will be distributed to FRSG’s stockholders in connection with FRSG’s solicitation for proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a definitive prospectus of EO relating to the offer of the securities to be issued in connection with the completion of the business combination. Copies of the Form F-4 may be obtained free of charge at the SEC’s website at www.sec.gov. FRSG’s stockholders are urged to read the preliminary proxy statement/prospectus and the other relevant materials (including, when available, the definitive proxy statement/prospectus) when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this transcript is not incorporated by reference into, and is not a part of, this transcript.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FRSG, EO or Juuce, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Participants in the Solicitation

FRSG, the Company and EO and their respective directors and officers may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of FRSG’s, the Company’s and EO’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.